Exhibit 4.14

Summary Translation of an Agreement dated July 3, 2006 by and between Crow
Technologies 1977 Ltd. and CMZY, LLC

1.	Crow Technologies 1977 Ltd. (“Crow”) and its subsidiaries shall receive from Mr. Abram Silver (through a company controlled by him) (“Consultant”) various services and consulting, including, business development, market analysis and development, handling investor relations, various actions in capital markets in Israel and abroad and such other services as required from time to time by Crow. The services shall be performed by Mr. Abram Silver.

2.	Mr. Abram Silver shall remain at all times during the term of the agreement the controlling shareholder of the Consultant.

3.	The agreement is for a term of 60 months, commencing as of January 1, 2005 and until December 31, 2009 and may be terminated by either parties by a six months prior written notice of termination.

4.	Without derogating from the aforesaid in Section 3 above, Crow may terminate the agreement at any time and with immediate effect in specific circumstances: (a) in the event that either the Consultant or Mr. Silver breached any of the terms of the agreement and did not remedy the breach within 30 days; (b) Mr. Silver was convicted of an offense with moral turpitude, which in the opinion of the board of directors of Crow does not permit him to continue to provide services under the agreement; (c) the Consultant and/or Mr. Silver were disabled from providing the services pursuant to the agreement and neither of them appointed another consultant within 15 days to continue to provide the services; (d) breach of trust by the Consultant and/or Mr. Silver (e) any act or omission by either the Consultant or Mr. Silver caused intentional and actual damage to Crow; (f) in the event of bankruptcy and/or creditors arrangement and/or insolvency of the Consultant.

5.	Notwithstanding the aforesaid, in the event that in any of the four years after the initial year of the agreement, Bank Hapoalim did not approve (if needed at all) the consideration payable to the Consultant in any relevant year until March 31 of same year, then, the agreement shall automatically expire on April 1 of the same year and the Consultant shall not be entitled to any consideration in respect of same year. In the event that the banks will approve a lower consideration than the consideration pursuant to the agreement, then, the Consultant shall be entitled, at its sole discretion, to terminate the agreement by a 30 days prior written notice to Crow.

6.	The Consultant shall be entitled to a monthly consideration in the sum of NIS 33,333 (VAT excluded) against furnishing Crow with a valid tax invoice. The parties agree that 25% of the monthly remuneration is attributed to the Consultant’s undertakings to refrain from competing with Crow and its business.

7.	The agreement shall become effective upon its approval by the relevant organs of Crow. Subject to and upon its approval as aforesaid, the agreement shall be effective as of January 1, 2005.